Exhibit 99.1

ASX Market Announcement

16 April 2019

Genetic Technologies (ASX: GTG; Nasdaq: GENE)

Extension of Interim CEO Contract

Genetic Technologies Limited (“Company”), a provider of world-leading genetic risk assessment test products announces that it has extended its contract with Dr Paul Kasian as Interim CEO until 30 June 2019, increasing his services to being a full time commitment and adjusted his remuneration accordingly. Dr Kasian will receive $196,228 per annum for his Interim CEO duties, inclusive of superannuation. These adjustments are effective as of 1 April 2019.

•                  Short Term Incentives — no change in structure

•                  Long Term Incentives — no change in structure or quantum

Dr Kasian continues as Chairman and his remuneration for these services is unchanged at $103,772 per annum, inclusive of superannuation, as previously announced.

The Board also announces that it will now embark upon a full review of the Board and Management structure of GTG, with any agreed changes to be concluded and implemented by 30 June 2019.

-ENDS-

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000